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                            May 15, 2023

       Edward Smolyansky
       Shareholder
       Shareholder Nominees
       1219 N Wells Street
       Chicago, IL 60610

                                                        Re: Lifeway Foods, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A filed May 9, 2023
                                                            Filed by Edward
Smolyansky
                                                            File No. 000-17363

       Dear Edward Smolyansky:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed May 9, 2023

       General

   1. We note that Amendment No. 15 to the Schedule 13D filed on February 24 by Edward and Ludmila Smolyansky
included, among other disclosure, that    [t]he Reporting
                                                        Persons   may   take
such actions [which] may include: (i) nominating one or more director candidates for
election at the Company   s 2023 annual meeting of shareholders.
                                                        Given that the proxy
statement was filed on May 9, 2023, please advise us as to Edward and Ludmila Smolyansky
 s intention with respect to filing an amendment to their
                                                        Schedule 13D to update
this disclosure. Refer to Exchange Act 13d-2(a).
 Edward Smolyansky
FirstName
ShareholderLastNameEdward  Smolyansky
            Nominees
Comapany
May        NameShareholder Nominees
     15, 2023
May 15,
Page 2 2023 Page 2
FirstName LastName
Proposal 1 Election of Directors, page 3

2.       As required by Item 7(b) of Schedule 14A and corresponding Item
401(e)(1) of
         Regulation S-K, please provide a complete history of occupation or employment, without gaps, for the past five years for Messrs. Leydervuder and Beleutz. Other Nominees, page 4

3.       Please revise to provide the disclosure described in Item 7(f) of
Schedule 14A, including
         that shareholders can access the Company   s proxy statement, and any
other relevant
         documents, without cost on the Securities and Exchange Commission   s
website.
Legal Proceedings, page 6

4. Given the legal proceedings disclosed in this section, please supplement your disclosure in an appropriate section to advise shareholders of the potential risk that their votes for
         Shareholder Nominees may not be counted if the Company prevails in its litigation against
         Ludmila and Edward Smolyansky and the Court orders Mr. Smolyansky to rescind his nominations.
About this Solicitation, page 11

5. Edward Smolyansky has been identified on the cover page of Schedule 14A as the sole person filing the proxy statement. However, the first paragraph in this section identifies seven Participants. Given that each of these persons could be viewed as engaging in the solicitation, each bears an obligation to comply with Exchange Act section 14(a) and
         Exchange Act Rule 14a-3 thereunder which requires that no solicitation may take place unless accompanied by a proxy statement. Please identify on the cover page all the
         Participants. Refer to Item 4(b)(1) of Schedule 14A, Instruction 3 to
Item 4 of Schedule
         14A, and Rule 14a-1(l) of Regulation 14A, which rule defines the term
  solicit    as used in
         Instruction 3(a)(vi) to Item 4.
Proxy Card, page A-1

6.       The card indicates that with respect to Proposal 1,    Mr. Smolyansky
recommends voting
         (i)    FOR    each of the Shareholder Nominees, (ii)    WITHHOLD
with respect to each of
         the Company Nominees other than Ludmila Smolyansky, and (iii)    FOR
 the Company
         Nominee Ludmila Smolyansky       Given that Ludmila Smolyansky is also
listed as a
         Shareholder Nominee, a shareholder following such recommendations would appear to vote for Ludmila Smolyansky twice. Please advise what consideration the Participants have given to the potential for shareholder confusion resulting from voting twice for the same nominee and whether such double vote might cause the proxy card to be invalidated by an inspector of elections, or, in the case of a voting instruction form, might prevent the processing of such VIF. Please also advise what consideration the Participants gave to
         excluding clause (iii) from Mr. Smolyansky   s recommendation.
 Edward Smolyansky
Shareholder Nominees
May 15, 2023
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Perry Hindin at 202-551-3444.



                                                            Sincerely,
FirstName LastNameEdward Smolyansky
                                                            Division of
Corporation Finance
Comapany NameShareholder Nominees
                                                            Office of Mergers &
Acquisitions
May 15, 2023 Page 3
cc:       Bill Fay
FirstName LastName